EXHIBIT 99.6

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2022 of Nuvei Corporation of our report dated March 8, 2023, relating to the consolidated financial statements, which is filed as Exhibit 99.3 to this Annual Report on Form 40‑F.

We also consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-260308) and Form S-8 (No. 333-269901) of Nuvei Corporation of our report dated March 8, 2023, referred to above.

We also consent to the reference to us under the heading “Interests of Experts” which appears in the Annual Information Form, filed as Exhibit 99.1 to this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statement.

/s/ PricewaterhouseCoopers LPP
Montréal, Canada
March 8, 2023

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership.